Aker Kværner Industrial Maintenance are downsizing in Mosjoen, Norway

Aker Kvaerner Industrial Maintenance has decided to reduce its total capacity in Mosjøen, Norway, because of reduced order intake. *20 Feb 04*

The company management and union representatives are now considering how to implement the downsizing. So far it has not been decided how many employees Aker Kvaerner Industrial Maintenance will have in the future.

Earlier this winter, the employees have contributed positively to relieve a difficult situation for the company by taking holidays and/or taking time off. Nine employees are temporarily redundant.

ENDS

For further information, please contact:
Rune-Jacob Jacobsen, Department Manager Aker Kvaerner Industrial Maintenance, Mosjoen,.+47 992 88 825

Jan Bull-Simonsen, President, Aker Kvaerner Industrial Maintenance, - +47 906 79 225

***Aker Kværner ASA** is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries. The Aker Kvaerner group consists of many legally independent entities, constituting their own separate identities. Aker Kvaerner is used as the*

common brand or trademark for most of these entities.

MMO Europe *(Maintenance, Modifications and Operations) is responsible for the Aker Kvaerner's MMO competencies and capacities, serving the Norwegian and UK Continental Shelf, and supporting selected international initiatives. The core competencies are turn-key deliveries offshore modifications, long term on- and offshore modification and maintenance contracts, inspection, operation and operations support, offshore removal and de-construction and subsurface advisory. MMO Europe has approximately 6,000 employees, including 2,600 engineers.*

Aker Kvaerner Industrial Maintenance *is the market leader within modifications, maintenance and operation support of the Norwegian Onshore industry. The main activity is focused on the major process- and smelter industries like Alcoa, Elkem, Fundamus, Norsk Hydro and Norzink. The Business Unit has 470 employees and has its main operation located in Odda, Mosjoen, Hoeyanger and Kristiansand. The capabilities include multidiscipline engineering as well as mechanical and electrical/instrument (automation) services and project execution.*

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

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Britain's Biggest Sculpture Takes Shape In Sheffield

LONDON, 17 February 2004: AK Heavy Engineering, part of the Aker Kvaerner Group, is fabricating Britain's tallest sculpture, approximately the height of a 20-storey building at 56 metres (184 feet) and weighing 150 tonnes, at its giant Prince of Wales Road works in Sheffield. Commissioned to mark the success of the Manchester Commonwealth Games and due to be installed outside the city's newest stadium, B of the Bang has been created by renowned artist and former Manchester Polytechnic and Royal College student, Thomas Heatherwick, and has been acclaimed 'a major feat of engineering, as well as a striking piece of design'. *17 Feb 04*

Work on the GBP1.5 million artwork was sub-contracted to AK Heavy Engineering by the main steelwork contractor, Westbury Structures, thanks to the Sheffield company's exceptional fabrication and machining resources, its pool of skilled craftsmen, tremendous heavy lifting capacity and a proven logistics capability for transporting large steel structures. The core of the sculpture, which itself will weigh around 80 tonnes and occupy a space envelope of 10m long x 5m wide x 4m high, will be shipped in one piece to Manchester. Engineering design for this huge artwork, including computer analysis and scale models for wind tunnel testing, was the responsibility of Packman Lucas Consulting Engineers, while the overall project has been managed by Manage Limited.

CONTACT

Sales Department

AK Heavy Engineering

+44 (0) 1142 449971



The sculpture was commissioned by New East Manchester, the second urban regeneration company to be founded in the UK, and Thomas Heatherwick's design was selected following an international competition. The starburst design features 180 tapered steel spikes that are connected together at a central point, 22 metres above the ground, and the whole structure will be tilted at an angle of 30 degrees, considerably more than the Tower of Pisa in Italy. It symbolises the burst of speed and energy of an athlete launching out of the blocks and the title was inspired by Linford Christie, who famously started his gold medal winning Olympic 100 metres race 'on the B of the bang'.

"This piece of art is dramatic and unique," said Tom Russell, Chief Executive of New East Manchester. "It will create a new imprint on the skyline of east Manchester that will complement and enhance the impressive City of Manchester Stadium."

The grade of steel specified for constructing B of the Bang, known as Cor-Ten or weathering steel, is the same material used for another notable British sculpture, Anthony Gormley's Angel of the North, and some of the lessons learned when fabricating that structure were taken into account in the welding processes employed by AK Heavy Engineering. A high tensile, low alloy steel, Cor-Ten contains copper that, through the careful control of steel chemistry and the addition of other elements, yields exceptional corrosion resistance, at the same time producing an

attractive purple-orange surface patina, which is much prized by artists. Over the years, the Angel has developed an attractive, uniform rust colour, with no visual difference between the welds and the weathering steel, and B of the Bang will eventually have the same appearance.

The structure has been designed by Packman Lucas for indefinite life and takes into account extreme wind conditions that may occur over the next 50 years. Analysing stresses within the structure at the design stage and using wind tunnel testing of a scale model were essential for providing an inherently safe structure and the very latest computer technology was used to determine the fabrication method and assembly sequence. Although traditional manufacturing drawings were used for the construction of the core, computer-generated 3D graphic images assisted AK Heavy Engineering in understanding how each individual spike had to be profiled and positioned. This was critical, as any single point within the 10m x 5m x 4m core had to be positioned within ± 20mm diameter tolerance, equivalent to a five pence coin.

Westbury Structures supplied the spikes for the core structure as half steel pressings, which were welded together to form complete tapering tubes, no two of which were alike in shape or size. Once the prefabricated spikes, ranging in length up to 9m, had been thoroughly tested by ultrasonic and magnetic methods, they were individually cut to shape to fit the central core. The computer model produced paper templates, which were actually wrapped around the spikes so as to transfer the exact pattern by punch-marking, and the profiles were cut using conventional oxy-propane cutting torches, then hand ground for an exact fit.



AK Heavy Engineering fabricated the core structure on a custom-made jig, complete with scaffolding at various levels to provide access for craftsmen. Welding was carried out using three main processes: submerged arc welding, the most efficient and environment-friendly method, for the prefabricated spikes; flux core arc welding for joining the spikes to the core; while manual metal arc welding was employed where access was extremely limited. Specially adapted welding torches were needed for the more difficult joints and, since some parts were particularly inaccessible, left-handed welders were at a premium.

After consultations with experts in welding technology and through reference to the Angel of the North, AK Heavy Engineering established that a welding consumable containing an additional 2% nickel was needed to avoid possible micro-cracking, without impairing the distinctive patina of weathering steel. Such is the success of this approach, that not a single crack has been detected in over 5,000 hours of welding, at Sheffield.

The 80 tonne core structure, complete with five tapering, solid steel legs, will be shipped by AK Heavy Engineering to Manchester, where it will be installed in reinforced concrete foundations by Westbury Structures. Then a further 180 tubular spike extensions, also fabricated in Sheffield, will be delivered for bolting to the core structure, to complete the starburst effect. Cor-

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Ten steel covering plates will conceal the flanged connections between the core spikes and these tube extensions, to create seamless, continually tapering offshoots, with a uniform patina.

Floodlit at night for maximum impact, this impressive and structurally challenging sculpture will be a lasting tribute to the success and excitement of Manchester's Commonwealth Games, one of the country's foremost young artists and a winning combination of traditional and computer-aided British engineering skills.

ENDS

For further information, please contact:

Media: David Gent, David Gent Creative, UK. Tel: +44 (0)1706 220388, Fax: +44 (0)1706 215849, Email: david@davidgent.com

Other enquiries: Gordon Scott, AK Heavy Engineering, Sheffield, UK. Tel: +44 (0)114 291 4030

Aker Kværner ASA is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries. The Aker Kvaerner group consists of many legally independent entities, constituting their own separate identities. Aker Kvaerner is used as the common brand or trademark for most of these entities.

AK Heavy Engineering combines the expertise of two of Europe's largest and best equipped manufacturing businesses, Kvaerner Metals Davy Limited and Kvaerner Markham. The integration of these two long established engineering and manufacturing resources gives unparalleled experience and capacity to satisfy the demands of clients for medium, heavy and critical equipment. The Sheffield-based business spans a number of industries including: - mining and metals, nuclear, hydropower, and general engineering.

12g3 number 82-3745

KER KVÆRNER

VCP beats the world record: 3400 t/d in the digester blow line

10 February 2004 - Votorantim Celulose e Papel (VCP) is now, through its Jacareí Mill nearby São Paulo, the company with the world's highest pulp production in a single line continuous digester. The equipment which made it possible is delivered by Kvaerner Pulping, Sweden and Brazil. *10 Feb 04*

As part of the expansion plan executed in 2002/2003, the existing cooking plant was upgraded and modernised by Kvaerner Pulping into COMPACT COOKING(TM), increasing the capacity from the original 1600 to 3200 t/d. The digester is today producing on a sustainable rate more than 3400 t/d of high quality eucalyptus pulp.

VCP, one of Brazil's largest producers of chemical wood pulp and paper, considers this expansion project very successful thanks to the modern technology supplied by Kvaerner Pulping. In addition to the world record, in terms of pulp produced in a single digester, the modernisation resulted in excellent pulp quality and very high added value. The investment cost (USD per t/y) was one of the lowest on a world-wide basis.

VCP and Kvaerner Pulping worked in close co-operation in this complex and challenging project to find the best technical solutions and to implement the project on time and at budgeted costs. VCP is now starting the preliminary studies for capacity increase in the new pulp production line.

ENDS

For further information, please contact:

Per-Åke Färnstrand, President, Kvaerner Pulping, Sweden
Tel: +46 54 19 46 14 or +46 70 633 39 46

Aristides Labigalini, President, Kvaerner do Brasil, Brazil
Tel: +55 41 341 45 01 or +55 41 99 75 64 38

Aker Kværner ASA is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries. The Aker Kvaerner group consists of many legally independent entities, constituting their own separate identities. Aker Kvaerner is used as the common brand or trademark for most of these entities.

E&C Europe specialises in the provision of process technology, engineering studies (including bankable feasibility and environmental studies), total project management, engineering and design, procurement, construction, commissioning and maintenance services. With nearly 5,000 people based largely from Europe, E&CEurope serves a number of industrial sectors: refining and petrochemicals, pharmaceuticals & biotechnology, onshore oil & gas, power generation, chemical pulping, nuclear, water, and mining and metals.

Kvaerner Pulping is a leading supplier of machines, process systems and service for the chemical pulp industry world-wide. The products are used for continuous cooking, washing, oxygen delignification, bleaching and recausticizing plants. Kvaerner Pulping aims to improve customers' products, productivity and profitability through innovative technical solutions and strong commitments. Kvaerner Pulping, headquartered in Karlstad, Sweden, has annual revenues of approximately USD 175 million and employs more than 600 employees in 13 countries.
This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

12g3 number 82-3745

04 MAR -8 AM 7:21

INVISTA awards Aker Kvaerner engineering services contract for its Airbag Expansion project in UK

INVISTA (previously DuPont Textiles & Interiors) has awarded Aker Kvaerner the engineering services contract for the expansion of its nylon 66 fiber plant in Gloucester, UK. AK Process, part of the Aker Kvaerner Group, will be undertaking the front end and detail engineering services for the expansion of spinning facilities which produce the high tenacity fibre used in the manufacture of safety airbags for the Automobile industry and other nylon speciality markets. The new expansion is to support the rapid growth in the side airbag market. *4 Feb 04*

The project, worth just over GBP1 million to Aker Kvaerner, starts immediately and is scheduled for completion in November 2004.

"Our experience gained in the successful completion of the previous expansion of the spinning line facilities will be very beneficial in ensuring we deliver cost-effective, reliable and technically integrated engineering services on this further capacity increase. Our long track record of involvement with other spinning line projects also equips us to bring additional value to this project," said Wim van der Zande, President of AK Process.

INVISTA in-house technology is being used on the project.
The original project involved the dismantling and relocation of spinning machines and installation of other associated support services from a factory in Germany to INVISTA's (then DuPont's) Gloucester factory in the UK.

ENDS

For further information, please contact:

Media:
Vanessa Mourant, Aker Kvaerner, London, UK: Tel : +44 (0)20 7339 1064, mobile: +44 (0)7771 806566.
Tony Luetchford, Aker Kvaerner, Portsmouth, UK: Tel: +44 (0) 1489 611111.

Notes to Editors

Aker Kværner ASA is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries. The Aker Kvaerner group consists of many legally independent entities, constituting their own separate identities. Aker Kvaerner is used as the common brand or trademark for most of these entities.

www.akerkvaerner.com

AK Process is a trading name of Aker Kvaerner Projects Ltd, the legal entity responsible for the execution of the work. AK Process is one of the core businesses of the Aker Kvaerner group in Europe. AK Process serves the chemicals and polymers, refining and onshore oil & gas industries. It provides the full life cycle of a project from concept studies, through to design, engineering, project management, delivery of process technologies, procurement, construction and maintenance services. As a pure project execution/EPC specialist, AK Process can provide customers with strategic 'one-off' services or full turnkey solutions under a single project management control.

We work with our customers in the development of major technological innovations, having participated in the conceptualisation and implementation of ideas, which are the foundation for world-class production facilities.

12g3 number 82-3745

Sitemap © Aker Kvaerner Terms of Use

12g3 number 82-3745

04 MAR -8 AM 7:21

INVISTA awards Aker Kvaerner engineering services contract for its Airbag Expansion project in UK

INVISTA (previously DuPont Textiles & Interiors) has awarded Aker Kvaerner the engineering services contract for the expansion of its nylon 66 fiber plant in Gloucester, UK. AK Process, part of the Aker Kvaerner Group, will be undertaking the front end and detail engineering services for the expansion of spinning facilities which produce the high tenacity fibre used in the manufacture of safety airbags for the Automobile industry and other nylon speciality markets. The new expansion is to support the rapid growth in the side airbag market. *4 Feb 04*

The project, worth just over GBP1 million to Aker Kvaerner, starts immediately and is scheduled for completion in November 2004.

"Our experience gained in the successful completion of the previous expansion of the spinning line facilities will be very beneficial in ensuring we deliver cost-effective, reliable and technically integrated engineering services on this further capacity increase. Our long track record of involvement with other spinning line projects also equips us to bring additional value to this project," said Wim van der Zande, President of AK Process.

INVISTA in-house technology is being used on the project.
The original project involved the dismantling and relocation of spinning machines and installation of other associated support services from a factory in Germany to INVISTA's (then DuPont's) Gloucester factory in the UK.

ENDS

12g3 number 82-3745

For further information, please contact:

Media:
Vanessa Mourant, Aker Kvaerner, London, UK: Tel : +44 (0)20 7339 1064, mobile: +44 (0)7771 806566.
Tony Luetchford, Aker Kvaerner, Portsmouth, UK: Tel: +44 (0) 1489 611111.

Notes to Editors

Aker Kværner ASA is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries. The Aker Kvaerner group consists of many legally independent entities, constituting their own separate identities. Aker Kvaerner is used as the common brand or trademark for most of these entities.

www.akerkvaerner.com

AK Process is a trading name of Aker Kvaerner Projects Ltd, the legal entity responsible for the execution of the work. AK Process is one of the core businesses of the Aker Kvaerner group in Europe. AK Process serves the chemicals and polymers, refining and onshore oil & gas industries. It provides the full life cycle of a project from concept studies, through to design, engineering, project management, delivery of process technologies, procurement, construction and maintenance services. As a pure project execution/EPC specialist, AK Process can provide customers with strategic 'one-off' services or full turnkey solutions under a single project management control.

We work with our customers in the development of major technological innovations, having participated in the conceptualisation and implementation of ideas, which are the foundation for world-class production facilities.

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

12g3 number 82-3745

35 years without accidents

On 26th January 2004 the electrical department of Aker Kvaerner Industrial Maintenance in Hoyanger, Norway celebrated being in business for 35 years without accidents that have caused absence from work. *3 Feb 04*

The employees at the electrical department of Aker Kvaerner Industrial Maintenance, who were transferred from Hydro Aluminium Hoyanger in 1999, have made a record that deserves respect.

As from 26th January 1969, when this was a department of The Norwegian Aluminium Company, the employees have carried out their work with no accidents occurring that has caused absence from work. Both the employees and the management agree to this extremely good result being due to the fact that it has become a natural part each day to pay attention to every single person's health, safety and environment. They have developed a culture where everybody looks after and cares about each other.

The recruitment to the department has mainly been based on employing apprentices and training of new skilled workers. The apprentices are instructed carefully in all critical tasks. This implies both matters related to their trade as well as development of positive attitudes.

An open dialog and frequent exchange of experience in informal circumstances is characteristic form this group. They take pride in their work and pay attention to safety, which is considered to be an important part of a professional attitude.

The department takes in turn extensive watch /guard/security arrangements, which requires extremely high attention to tackle unexpected situations in a safe way.

There has been established a very good dialogue with process

personnel and management at Hydro Aluminium Hoyanger. This has been part of the reason that Aker Kvaerner Industrial Maintenance in Hoyanger has succeeded in achieving such good results within health, safety and environment.

ENDS

For further information, please contact:

Kjell Solhaug - Tel: + 47 992 88 817
Managing Director
Aker Kvaerner Industrial Maintenance, Hoyanger, Norway

Alf Terje Myklebust - Tel: +47 917 53 442
Communications manager
Aker Kvaerner MMOE

***Aker Kværner ASA** is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries. The Aker Kvaerner group consists of many legally independent entities, constituting their own separate identities. Aker Kvaerner is used as the common brand or trademark for most of these entities.*

***MMO Europe** (Maintenance, Modifications and Operations) is responsible for the Aker Kvaerner's MMO competencies and capacities, serving the Norwegian and UK Continental Shelf, and supporting selected international initiatives. The core competencies are turn-key deliveries offshore modifications, long term on- and offshore modification and maintenance contracts, inspection, operation and operations support, offshore removal and de-construction and subsurface advisory. MMO Europe has approximately 6,000 employees, including 2,600 engineers.*

***Aker Kvaerner Industrial Maintenance** is the market leader within modifications, maintenance and operation support of the Norwegian Onshore industry. The main activity is focused on the major process- and smelter industries like Alcoa, Elkem, Fundamus, Norsk Hydro and Norzink. The Business Unit has 470 employees and has its main operation located in Odda, Mosjoen, Hoeyanger and Kristiansand. The capabilities include*

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multidiscipline engineering as well as mechanical and electrical/instrument (automation) services and project execution.

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

IKER KVÆRNER

Subsea equipment contract for Amerada Hess

Houston, Texas - 28 January, 2004 Kvaerner Oilfield Products (KOP) received an order for a 5 x 2 10Ksi Side Valve Tree (horizontal tree) and EH MUX control system from Amerada Hess for an upcoming subsea tieback in the Gulf of Mexico. The tree and controls system, rated for 2,000 foot water depth, is similar to the system successfully installed by KOP for Amerada Hess at GB 201 last year. *29 Jan 04*

This current order launches the new supply chain model announced by KOP during December of last year. The model includes the manufacture of subsea trees in Tranby, Norway; controls systems in Aberdeen, Scotland; with SIT testing taking place at the new Industrial Complex in Mobile, Alabama. The new approach enables KOP to deliver subsea systems with a shorter lead-time, and at more competitive pricing than previously possible.

ENDS

For further information, please contact:
Steve Allaire, Kvaerner Oilfield Products, Houston. Tel: +1 713 369 5397

Aker Kværner ASA is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries. The Aker Kvaerner

group consists of many legally independent entities, constituting their own separate identities. Aker Kvaerner is used as the common brand or trademark for most of these entities.

Subsea is one of six business areas in Aker Kvaerner and is headed from Houston. Aker Kvaerner is a leading provider of subsea systems for oil and gas production. We support all aspects of a subsea field development from initial concept screening through front-end engineering, detail design, procurement, fabrication and manufacturing, assembly and test, installation, commissioning and life of field support.

Kvaerner Oilfield Products is a leading provider of a complete range of surface and subsea solutions for the oil and gas industry - from concept screening and design through manufacturing, fabrication and commissioning. Kvaerner Oilfield Products' ability as a world-wide total system provider is backed by a wide portfolio of products which are maintained for the complete life of field. Kvaerner Oilfield Products' capability is available for both new and existing fields either as individual activities or complete packages. Eureka Pump Systems, as part of Kvaerner Oilfield Products, has extensive project, engineering and production resources offering specialised pumping technology and products to the offshore, FPSO and subsea markets world wide. Eureka Pump Systems also serves the global subsea market with a complete range of Subsea Boosting products.

Sitemap Terms of Use

12g3 number 82-3745

Aker Kvaerner to upgrade yet another Brazilian pulp mill

29 January 2004 - Kvaerner Pulping AB and its subsidiary Kvaerner do Brasil, have received yet another brazilian order. Klabin S/A has ordered a modernisation with a view to increase the pulp mill's manufacturing capacity. The order is worth approximately USD 15 million. *29 Jan 04*

- Once again proof that we are successful in our ambition to offer innovative solutions that improve our customer's products, productivity and profitability, says Per-Åke Färnstrand, President, Kvaerner Pulping.

The modernisation, that will lead to environmental benefits through reduced chemical consumption, includes retrofits in the cooking plant and a new atmospheric diffuser for brown stock washing, as well as upgrades of the recausticizing and evaporation plants, the latter to be supplied by Kvaerner Power AB.

Through the modernisation Klabin S/A, the leading Brazilian company in the integrated production of market pulp, paper and packaging paper products, will increase the manufacturing capacity from the existing 1450 to 1700 tons/day unbleached eucalyptus/pine pulp.

The Aker Kvaerner delivery is on an EPC basis and the expansion project will be completed by the end of 2004.

ENDS

For further information, please contact:

Media:

Anders Thorén, Communications Manager, Kvaerner Pulping: Tel: +46 (0)54 19 47 66 or +46(0)703 55 64 22
Terttu Tuominen, Communications Manager, Kvaerner Power: Tel : +358 (0)20 141 2440 or +358 (0)40 501 1415

Investor relations:
Tore Langballe, Vice President, Aker Kvaerner, Group Comms.
Tel: +47 67 51 31 06

Aker Kværner ASA is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries. The Aker Kvaerner group consists of many legally independent entities, constituting their own separate identities. Aker Kvaerner is used as the common brand or trademark for most of these entities.

E&C Europe specialises in the provision of process technology, engineering studies (including bankable feasibility and environmental studies), total project management, engineering and design, procurement, construction, commissioning and maintenance services. With nearly 5,000 people based largely from Europe, E&CEurope serves a number of industrial sectors: refining and petrochemicals, pharmaceuticals & biotechnology, onshore oil & gas, power generation, chemical pulping, nuclear, water, and mining and metals.

Kvaerner Pulping is a leading supplier of machines, process systems and service for the chemical pulp industry world-wide. The products are used for continuous cooking, washing, oxygen delignification, bleaching and recausticizing plants. Kvaerner Pulping aims to improve customers' products, productivity and profitability through innovative technical solutions and strong commitments. Kvaerner Pulping, headquartered in Karlstad, Sweden, has annual revenues of approximately USD 175 million and employs more than 600 employees in 13 countries.

Kvaerner Power is the leading chemical recovery equipment supplier in the world with its 300 recovery boilers and 300 evaporation unit deliveries. With the trend towards bigger pulp mills, recovery boiler capacities have increased in the past forty years. Kvaerner Power has designed and manufactured the world's largest recovery units. Kvaerner Power is also a pioneer in

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large scale fluidized bed combustion for pulp and paper industry and power producers. Approximately 200 boilers in operation testify to the expertise in fluidized bed technology with demanding fuels. Kvaerner Power has annual revenues of approximately EUR 350 million and it employs 1300 people world-wide.

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

Finolex awards Aker Kvaerner VCM Plant Expansion Project in India

Finolex Industries Ltd. has signed a contract with Aker Kvaerner Netherlands BV for the basic engineering of a new VCM Plant for capacity expansion at Finolex's VCM/PVC complex in Ratnagiri (350 kms South of Mumbai) on the West Coast of Maharashtra State, India. PVC (Poly Vinyl Chloride) is an organic polymer made by polymerizing VCM (Vinyl Chloride Monomer).

27 Jan 04

Finolex is one of the largest PVC manufacturers in India based on imported Ethylene di-chloride (EDC) and Ethylene and manufactures suspension PVC as well as emulsion / paste PVC, some of which is used in its own downstream facilities. Finolex also owns and operates its open sea cryogenic jetty for import of its raw materials, i.e. EDC and ethylene. Finolex is expanding their capacity from 130,000 tonnes per annum (tpa) to 260,000 tpa in both the VCM and PVC plants.

With a contract value to Aker Kvaerner of approximately EUR1 million for the basic design, the project expects to double the VCM production capacity by installation of a new VCM line, utilizing OxyVinyls technology. This will ultimately maximize PVC production in the existing PVC facility itself. The basic design for the VCM plant will be executed from Aker Kvaerner's Zoetermeer office in the Netherlands, and the detailed engineering from Aker Kvaerner's Mumbai office, namely Kvaerner Powergas India (KPGI) under a separate contract. KPGI will also be providing the design for the expansion of the OSBL (outside battery limit) facilities to accommodate the additional capacity.

Wim van der Zande, President, AK Process, Aker Kvaerner's European Process business, said: "We are delighted with this award which reconfirms our technology-driven focus and our in-

depth knowledge of VCM technology requirements. Aker Kvaerner is committed to delivering a successful project utilizing our global Project Execution Model to meet the highest international standards for safety, quality and efficiency."

The preliminary project work started early in January 2004.

In OxyVinyls licensed technology, VCM is produced from EDC in a low pressure pyrolitic process. VCM is then polymerized to produce PVC. There are three basic polymerization processes used to produce PVC commercially - bulk, emulsion and suspension. The suspension process is the most widely used and the technology is also licensed by OxyVinyls. The advantages of OxyVinyls licensed technologies make them the leading licenser for VCM and PVC with more than 90 plants licensed worldwide. Aker Kvaerner is an approved member of the OxyVinyls club of engineering contractors authorized to market and design their VCM and PVC technologies.

PVC is an extremely versatile thermoplastic resin. This unique polymer is one of the oldest established plastics, with applications in insulation of cables, in pipes and hoses, agricultural products, windows and profiles, flooring tiles used in the building industry, blister packaging, films and sheets, foamed leather cloth, curtains, tarpaulins, and also for medical use - for IV, blood bags, etc.

ENDS

For further information, please contact:
Media
Vanessa Mourant, Aker Kvaerner, London, UK: Tel : +44 (0)20 7339 1064, Mobile:+44 (0)7771 806566.
Suzanne Tóth-Pál, Aker Kvaerner, Zoetermeer, Netherlands: Tel: +31 (0)79 3688563.

1. **Aker Kværner ASA** is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries. The Aker Kvaerner group consists of many legally independent entities, constituting their own separate identities. Aker Kvaerner is used as the common brand or trademark for most of these entities.

www.akerkvaerner.com

AK Process is a trading name of Aker Kvaerner Netherlands BV, the legal entity responsible for the execution of the work. AK Process is one of the core businesses of the Aker Kvaerner group in Europe. AK Process serves the chemicals and polymers, refining and onshore oil & gas industries. It provides the full life cycle of a project from concept studies, through to design, engineering, project management, delivery of process technologies, procurement, construction and maintenance services. As a pure project execution/EPC specialist, AK Process can provide customers with strategic 'one-off' services or full turnkey solutions under a single project management control.
We work with our customers in the development of major technological innovations, having participated in the conceptualization and implementation of ideas, which are the foundation for world-class production facilities.

2. **Finolex Industries Limited (FIL)** was incorporated in 1981 and is a part of Finolex Group. Finolex as a group manufactures various types of Cables, Wires, PVC Pipes, Extrusion, Equipment and Drip Irrigation Systems. FIL concentrated on PVC pipe business and undertook backward integration, having commissioned its PVC Plant in 1994. The Pipes division of FIL is the first Indian IS/ISO 9002 manufacturer. Production capacity of the Pipes division is 52,000 metric tons per annum spread over its two ultra modern plants at Pune and Ratnagiri. FIL offers a wide range of PVC pipes and fittings, for diverse applications in agriculture, housing, telecom, industry, etc. FIL also manufactures specialty pipes and fittings, namely SWR (Soil, Waste and Rain Water) pipes and fittings for construction industry. The Pipes division of FIL has won the PLEXCONCIL "Top Exporter Award" on five occasions.

3. **Oxy Vinyls, LP** was formed in May 1999 as a limited partnership including the key segments of VCM and PVC businesses of OxyChem and The Geon Company. OxyVinyls is one of the world's largest producers of VCM and PVC and the predominant worldwide licensor of VCM and PVC technologies.

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

12g3 number 82-3745

12g3 number 82-3745

04 MAR -8 AM 7:21

Unveils £9m Contract Win in Aberdeen

Aberdeen-based Aker Kvaerner Offshore Partner Ltd. has secured a leading role in the continuing operation and development of BG Group's Armada platform, 250 kilometres north east of the Granite City. *26 Jan 04*

The contract, which has a value of at least £9m, will see Aker Kvaerner Offshore Partner providing engineering, construction and operational support over the next five years, and the company will play a major role in any possible modification or expansion of Armada's facilities. A number of significant projects are currently at the evaluation stage.
Only three weeks into his new role as Managing Director of Aker Kvaerner Offshore Partner, Harald Gulaker says the Armada contract represents a coup for the Aberdeen company:

"This work was previously split into three separate contracts held by our competitors. To have secured the combined package is testament to our wide range of expertise and competitiveness."

"We are coming on board during potentially the most exciting period since Armada began production."

Harald Gulaker was Managing Director of Aker Oil & Gas Technology UK, prior to the merger of the former Aker and Kvaerner groups. The 51 year-old has, since, been President of Aker Kvaerner Field Development in Canada, and he says he's delighted to be back in Aberdeen:

"My role at Aker Kvaerner Offshore Partner is almost identical to the one I had at Aker Oil & Gas Technology, so it very much feels as though I'm coming home. The company is in a prime position to take full advantage of North Sea market conditions, and I am confident that this latest contract announcement will be the first of many."

Aker Kvaerner Offshore Partner is one of five Aker Kvaerner companies in Aberdeen. The others are: Aker Kvaerner Oilfield Products, Aker Kvaerner Operations, Kvaerner Process Systems and Maritime Hydraulics.

ENDS

For further information, please contact:
Media: Paul Davis, Davis Media, +44 1224 632277

Investor relations:
Tore Langballe, Vice President, Aker Kværner ASA, Group Comms. Tel: +47 67 51 31 06

Aker Kværner ASA is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries. The Aker Kvaerner group consists of many legally independent entities, constituting their own separate identities. Aker Kvaerner is used as the common brand or trademark for most of these entities

MMO Europe (Maintenance, Modifications and Operations) is responsible for the Aker Kvaerner's MMO competencies and capacities, serving the Norwegian and UK Continental Shelf, and supporting selected international initiatives. The core competencies are turn-key deliveries offshore modifications, long term on- and offshore modification and maintenance contracts, inspection, operation and operations support, offshore removal and de-construction and subsurface advisory. MMO Europe has approximately 6,000 employees, including 2,600 engineers.

Aker Kvaerner Offshore Partner Ltd is a leading provider of world-class solutions in total "life-of-field" support services to the oil and gas industry. Aker Kvaerner Offshore Partner Ltd's engineering and design capability extends from front-end consultancy through operations and maintenance support, to decommissioning. Headquartered in Aberdeen, the Group's `centre of excellence' for all UK operations, Aker Kvaerner Offshore Partner Ltd. employs 1,000 personnel and offers extensive experience of value-added solutions that have produced significant cost savings, faster project delivery and greater long-

12g3 number 82-3745

term value to our customers.

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

Aker Kvaerner wins power boiler contract for public power utility in USA

26 January 2004 – Kvaerner Power has signed a power boiler contract with Manitowoc Public Utilities in the USA, worth more than EUR 20 million.

26 Jan 04

Kvaerner Power will supply a CYMIC® boiler to Manitowoc Public Utilities in Manitowoc, Wisconsin, USA. The boiler will use circulating fluidized bed (CFB) technology and will have an electrical capacity of 63 MW. The boiler will be designed to combust petroleum coke with coal as a back up fuel. It will be ready to support the electrical production in March 2006.

Manitowoc Public Utilities is expanding its power plant and the selection of CFB technology represents Manitowoc's commitment to the environment by acquiring a means to achieve the lowest solid fuel fired emissions while meeting the future power generation needs of its local customers.

ENDS

For further information, please contact:

Media:
Geir Arne Drangeid, SVP Group Communications, Aker Kvaerner. Tel: +47 913 10 458

Terttu Tuominen, Communications Manager, Kvaerner Power, Tampere, Finland: Tel : +358 (0)20 141 2440 or +358 (0)40 501 1415

Investor relations:
Tore Langballe, Vice President, Aker Kvaerner, Group Comms. Tel: +47 67 51 31 06

Aker Kværner ASA is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries.

Kvaerner Power is a pioneer in large scale fluidized bed combustion for pulp and paper industry and power producers. Approximately 200 boilers in operation testify to the expertise in fluidized bed technology with demanding fuels. Kvaerner Power is also the leading chemical recovery equipment supplier in the world with its 300 recovery boilers and 300 evaporation unit deliveries. With the trend towards bigger pulp mills, recovery boiler capacities have increased in the past forty years. Kvaerner Power has designed and manufactured the world's largest recovery units. Kvaerner Power has annual revenues of approximately EUR 350 million and it employs 1300 people worldwide.



Equatorial case closed

Oslo, 24 January 2004 - Aker Kvaerner has recently resolved a number of disputes, including the case between Kvaerner US Inc and Equatorial Tonopah, and agreed a series of property transactions in Scandinavia and the USA. While the combined accounting effects of these agreements and transactions is a loss of NOK 275 million, the cash effects are positive with more than NOK 200 million. *24 Jan 04*

The settlement with Equatorial involves payments of USD 101 million by Aker Kvaerner's US subsidiary to Equatorial. Insurance proceeds will cover USD 75 million of the USD 89 million that will be paid now. The remaining amount will be paid in two USD 6 million installments, in 2005 and 2006 respectively.

The parties have agreed to discontinue all legal processes and close the books concerning the Tonopah project in Nevada, US. The accounting effect for the Equatorial settlement was an exceptional charge of NOK 330 million in the fourth quarter 2003, including costs and write-off of receivables.

As previously reported the Aker Kvaerner group has a number of ongoing legal disputes, most of which originated in 2001 and before. The group is working diligently to resolve these cases without incurring unnecessary costs. During the fourth quarter 2003, close to fifteen such cases were resolved without significant negative accounting and cash effects. Among the more significant are an insurance claim related to the construction of a drilling rig at Kvaerner Warnow Werft in 2001 and a project dispute related to a Scottish waste treatment plant that started up in 1999.

12g3 number 82-3745

Under a separate programme, Aker Kvaerner has aimed to release capital through sales and leaseback of real estate. In the fourth quarter 2003, agreements were made to sell properties in Sweden, Norway and the US, some of them are still pending completion of due diligence. The combined accounting effect of these transactions is a gain of NOK 55 million in the first quarter of 2004, while the accumulated cash flow will be positive NOK 375 million.

ENDS

For further information, please contact:
Media:
Geir Arne Drangeid, SVP Group Communications, Aker Kværner ASA. Tel: +47 913 10 458

Investor relations:
Tore Langballe, Vice President, Aker Kværner ASA, Group Comms. Tel: +47 907 77 841

Aker Kværner ASA is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 35,000 employees in more than 30 countries.

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

AKER KVÆRNER

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Aker Kvaerner to upgrade pulp mill in Brazil

19 January 2004 - Kvaerner Pulping AB and its subsidiary Kvaerner do Brasil, have signed a contract with Bahia Sul Celulose S/A in Brazil to upgrade the pulp mill's fiberline and recausticizing plant and through this increase the pulp manufacturing capacity from the existing 578 000 to 645 000 tons/year bleached eucalyptus pulp. The total order is worth more than USD 30 million.

19 Jan 04

The first step of the expansion comprising an upgrade of the oxygen plant - *including a* COMPACT PRESS(TM) - was awarded in June 2003 and will be installed by the 2nd quarter of 2004.

The latest order is for an upgrade of the continuous digester to a modified cooking process, KOBUDOMari, to provide increased yield and better bleachability.

The bleach plant will be upgraded for the higher capacity including a repeat order for another two COMPACT PRESS(TM) and a new DUALD(TM) stage will be installed for saving of chemicals and to provide improved brightness stability of the pulp. A final pressurized peroxide bleaching stage, PREPOX(TM), for environmental friendly bleaching will also be installed.

The upgrade of the existing recausticizing plant includes a new system for white liquor filtration, including a PDW(TM) filter.

The order also includes an Ash Leaching system to be supplied by Kvaerner Power AB.

The Aker Kvaerner delivery is on an EPC basis and all steps of the expansion *project will be completed* by the end of 2004.

ENDS

For further information, please contact:

Media:
Anders Thorén, Communications Manager, Kvaerner Pulping, Karlstad, Sweden;
Tel: +46 (0)54 19 47 66 or +46 (0)703 55 64 22

Terttu Tuominen, Communications Manager, Kvaerner Power, Tampere, Finland:
Tel: +358 (0)20 141 2440 or +358 (0)40 501 1415

Investor relations:
Tore Langballe, Vice President, Aker Kvaerner, Group Comms.
Tel: +47 67 51 31 06

Aker Kværner ASA is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries.

Kvaerner Pulping is a leading supplier of machines, process systems and service for the chemical pulp industry world-wide. The products are used for continuous cooking, washing, oxygen delignification, bleaching and recausticizing plants. Kvaerner Pulping shall improve customers products, productivity and profitability through innovative technical solutions and strong commitments. Kvaerner Pulping, headquartered in Karlstad, Sweden, has annual revenues of approximately SEK 1.4 billion and employs more than 600 employees in 13 countries.

Kvaerner Power is the leading chemical recovery equipment supplier in the world with its 300 recovery boilers and 300 evaporation unit deliveries. With the trend towards bigger pulp mills, recovery boiler capacities have increased in the past forty years. Kvaerner Power has designed and manufactured the world's largest recovery units. Kvaerner Power is also a pioneer in large scale fluidized bed combustion for pulp and paper industry and power producers. Approximately 200 boilers in operation testify to the expertise in fluidized bed technology with demanding fuels. Kvaerner Power has annual revenues of approximately EUR 350 million and it employs 1300 people worldwide.

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

AKER KVÆRNER



Aker Kvaerner awarded three-year contract with GE Plastics

GE Plastics has awarded Aker Kvaerner Engineering Services Ltd, part of the Aker Kvaerner Group, a contract to provide technical support to and project engineering of small and medium-sized projects undertaken at its production site in Bergen op Zoom, The Netherlands. *15 Jan 04*

In a partnering arrangement with GE Plastics, AK Engineering Services will provide maintenance related technical support, concept studies and basic designs and EPCm (engineering, procurement and construction management) services for small *and medium-sized projects. The contract, estimated to require at* least 120,000 man-hours over three years, will be executed from Aker Kvaerner's Antwerp office in Belgium.

"This is an important first step in developing AK Engineering Services' business in Europe. Our Antwerp team already has good experience with this kind of work and has developed an excellent relationship with GE Plastics. This is the perfect opportunity to expand our offering to cover our full asset lifecycle capability in Europe," said Malcolm Oliver, President of AK Engineering Services.

Jan van Andel, Technical Manager at GE Plastics, added, "We selected AK Engineering Services in Antwerp because of its in-depth knowledge of local conditions, coupled with its ability to tap into broader resources of the Aker Kvaerner group. AK Engineering Services has also demonstrated a strong focus on delivering a high quality, flexible, yet cost-effective service."

The project starts immediately and is scheduled for completion in September 2006.

Prior to this award, AK Engineering Services' Antwerp office was

already executing the BPA integration project on the site.

ENDS

For further information please contact:
Vanessa Mourant, Aker Kvaerner, London, UK: Tel: +44 (0)20 7339 1064, Mobile: +44 (0)7771 806566
Sarah Weyell, Aker Kvaerner, Stockton-on-Tees, UK: +44 (0)1642 602221

Aker Kværner ASA is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries. The Aker Kvaerner group consists of many legally independent entities, constituting their own separate identities. Aker Kvaerner is used as the common brand or trademark for most of these entities.

AK Engineering Services is the trading name of Aker Kvaerner Engineering Services Ltd., and one of the core businesses of the Aker Kvaerner group in Europe. It provides total asset life cycle solutions including conceptual design, engineering, procurement, project management, construction and commissioning, through to operation and maintenance services, modifications and process improvements. Also offered are consultancy services in reliability, business modelling and environmental, health, safety and risk management.

GE Plastics is a leading global manufacturer and distributor of plastics resins and plastics shapes used in a number of key industries including automotive, computers, telecommunications, appliances, optical media, packaging, and building and construction. GE Plastics manufactures and compounds polycarbonate, ABS, SAN, ASA, PPE, PC/ABS, PBT and PEI resins.

GE Plastics has more than 40 plant sites and joint venture facilities worldwide. In addition, 19 technology and application development centres and more than 50 sales and service offices in over 20 countries around the world. Customers worldwide are served through regionally focused business centres led by its European Headquarters in Bergen op Zoom, The Netherlands and in the Asia Pacific region at its Shanghai, China Headquarters. GE

Plastics employs about 11,000 people worldwide.
This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

New President & CEO at Kvaerner Masa-Yards

The Board of Kvaerner Masa-Yards ("KMY") has appointed Mr Yrjö Julin as new CEO of the Finnish shipbuilding company. He will start in his new position on February 16th, 2004 *15 Jan 04*

Mr Julin (46) has more than 20 years experience within the metals and shipbuilding industries. Since May 2002 he has headed Aker Finnyards, a highly *specialised shipyard in the Ro-pax and Cruise* Ferry market located on the western coast of Finland. Under his management, Aker Finnyards has had a very positive development and good profitability.



"KMY is a market leader in design and construction of innovative cruise ships and other sophisticated vessels. I look forward to working with the Masa-Yards team," Mr Yrjö Julin said.

12g3 number 82-3745

Kvaerner agreed with the shipbuilding group Aker Yards to establish a joint shipyard management company. Including Kvaerner Masa-Yards and Kvaerner Philadelphia Shipyard, which are owned by Aker Kvaerner, the management company Aker Kværner Yards AS operate a total of 14 shipyards. 12 of them are located in Europe (Finland, Norway, Germany and Romania), one in the USA and one in Brazil.

Kvaerner Masa-Yards Inc. operates two highly modern newbuilding yards, in Turku and Helsinki, specialising in designing and building technically demanding vessels. Piikkio Works Oy, a separate company owned by Kvaerner Masa-Yards, specialises in the manufacturing of ready-to-install modular cabins and bathrooms, on two locations in Finland. Kvaerner Masa-Yards also offers marine related design and engineering services, at its marine engineering units located in Finland and Canada. Kvaerner Masa-Yards Inc. has annual revenues of about EUR 1 billion, and an own staff of approximately 3,900. Kvaerner Masa-Yards Inc. is owned by Aker Kvaerner and is a member of the Aker Kvaerner Yards group of shipyards.

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

Important frame agreement between Gassco and Aker Kvaerner

14 January 2004 - Aker Kvaerner Engineering and Technology (AKET) has been awarded a contract to perform engineering services for Gassco. The contract has been won in competition between several international and Norwegian companies. The duration for this agreement is three years with a possible extension up to four additional. *14 Jan 04*

Gassco AS is a relatively new company, established in 2001 and 100 per cent owned by the Norwegian State. The company plays a major role in the operation of the Norwegian gas transportation system, including pipelines, some gas booster platforms and terminals. Gassco's main responsibilities are daily operations, capacity management and infrastructure development. The company has established several plans for further developments of the gas infrastructure in Norway. In 2003, about 70 billion cubic meter of gas was exported from the Norwegian continental shelf. The projected gas export capacity in the future is about 100 billion cubic meter of gas. Gassco's role is to ensure that sufficient capacity is available and that the gas is exported in the most efficient way.

As part of Gassco's development as an operating company, the management has decided to establish strategic frame agreements for engineering services. The purpose of these agreements is to develop long term relations to contractors in order to secure access to competence, capacity and required engineering systems. Such cooperation will support efficient execution of smaller studies and larger projects within Gassco's areas of responibility. Gassco's head office is at Karmøy near Haugesund in the western Norway.

" This is an important and strategic frame agreement for Aker

Kvaerner," says Oscar Fr. Graff, who is in charge of the new department for Gas and Onshore Solution in AKET. "Gassco will play an important operator role in Norway and several interesting projects are coming up. We will establish a close cooperation with Gassco to give them our best engineering support, and further develop our competence and knowledge about the Norwegian gas transportation system," Graff says.

This frame agreement contract is part of several recent contracts including onshore activities for Aker Kvaerner in Norway, such as installation contracts for Statoil at Kårstø and Melkøya, and the important contract for Norsk Hydro for the Ormen Lange Project. As part of the Aker Kvaerner Group, AK E&T can pull on the network of competence and resources from other companies both in Norway and international. Aker Kvaerner is among the leading international Contractors within Oil and Gas and has about 29,000 employees in more than 30 countries.

ENDS

For further information:

Geir Arne Drangeid, SVP Group Communications, Aker Kvaerner. Tel: +47 913 10 458

Oscar Graff, Aker Kvaerner Engineering & Technology. Tel: +47 913 75 859

Aker Kværner ASA is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries. The Aker Kvaerner group consists of many legally independent entities, constituting their own separate identities. Aker Kvaerner is used as the common brand or trademark for most of these entities.

Field Development Europe is a multidisciplinary and technology based organisation covering all technical and management functions for carrying out development of oil and gas fields world-wide, from wellheads to receiving terminal.

Aker Kvaerner Engineering and Technology has about 800 employees and their main office is located at Lysaker near Oslo.

The company has extensive experience and competence within development of technology and concepts, in addition to execution of larger projects. AKET has been *involved in the development of* most oil- and gas fields on the Norwegian Continental Shelf. The company has also played an active role in several terminal and onshore projects in Norway. AKET is presently involved in several international projects based on their competence and products, *such as* LNG *terminals.*

This press *release may* include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

AKER KVÆRNER

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YARACO awards Aker Kvaerner USD17 million contract for acetic acid plant expansion project

Yangtze River Acetyls Company Limited (YARACO) has awarded Aker Kvaerner the engineering, procurement and construction management services for the project to expand an acetic acid facility at Chongqing, in the Peoples' Republic of China. *14 Jan 04*

AK Process, Aker Kvaerner's European process business, worked on the first phase of the project to provide the basic project definition and capital cost estimate for several months, with local support provided by Aker Kvaerner's Beijing and Shanghai offices. With a contract value to Aker Kvaerner of USD17 million, the scope of work during this second phase will comprise engineering, procurement and construction management services for the core process plant, including implementation of BP Chemicals' Cativaâ process technology.

Wim van der Zande, President, AK Process, said: "We are delighted to be working on the next phase of this project with YARACO, which completely fits with our business strategy. This is a joint venture between two of our key clients - *Sinopec* and BP - in, for Aker Kvaerner, an important Chinese market and one of our core process businesses. We have been selected based on our ability to provide YARACO with a project that meets the highest international standards for safety, quality and efficiency."

The plant is expected to start-up in March 2005.
The project expects to expand the capacity of the existing acetic acid plant to 350,000 tonnes per annum. It will also include a new carbon monoxide (CO) plant to provide additional feedstock.

In the first phase of the project, Aker Kvaerner provided the front

end design for the acetic acid plant expansion and co-ordinated the total core plant FEED scope, including the new CO plant and interfaces with the off-site facilities.
Acetic acid, one of the world's most important chemicals, is used in a variety of products from textiles to pharmaceuticals. Major applications are in the manufacture of Vinyl Acetate which has its main outlets in paints, adhesives and coatings.

ENDS

For further information please contact:
Vanessa Mourant, Aker Kvaerner, London, UK: Tel : +44 (0)20 7339 1064 or +44 (0)7771 806566.

Tony Luetchford, Aker Kvaerner, Portsmouth, UK: Tel: +44 (0) 1489 611111

1. **Aker Kværner ASA** is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries. The Aker Kvaerner group consists of many legally independent entities, constituting their own separate identities. Aker Kvaerner is used as the common brand or trademark for most of these entities.

AK Process is a trading name of Aker Kvaerner Projects Ltd, the legal entity responsible for the execution of the work. AK Process is one of the core businesses of the Aker Kvaerner group in Europe. AK Process serves the chemicals and polymers, refining and onshore oil & gas industries. It provides the full life cycle of a project from concept studies, through to design, engineering, project management, delivery of process technologies, procurement, construction and maintenance services. As a pure project execution/EPC specialist, AK Process can provide customers with strategic 'one-off' services or full turnkey solutions under a single project management control.

We work with our customers in the development of major technological innovations, having participated in the conceptualisation and implementation of ideas, which are the foundation for world-class production facilities.

2. **YARACO** was established in 1995, by BP Chemicals (51%),

SINOPEC Sichuan Vinylon Works (44%) and Chongqing Investment and Construction Company (5%), to build and operate an acetic acid production facility within Sichuan Vinylon Works' site at Chuan Wei, Chongqing, PRC. The existing YARACO facility utilises BP Chemical's acetic acid technology and has been in successful operation since start-up in 1998.

Alunorte awards contract to Logos Engenharia S.A./Aker Kvaerner for a major expansion of Brazilian alumina facility

Alumina do Norte do Brasil S.A. (Alunorte) has awarded a contract for program management support services for a second expansion of its alumina production facility to a consortium that includes Logos Engenharia S.A. and Aker Kvaerner. The contract will be worth approximately USD 1.7 million to Aker Kvaerner. *12 Jan 04*

The Alunorte facility, located near the City of Belem, State of Para, northern Brazil, is currently producing 2.4 million tonnes per year of alumina after completing its first major expansion in early 2003. The scope of the Expansion II project includes installation of production *lines 4 and 5 for an additional* 1.8 *million tonnes* per year, taking the plant up to 4.2 million tonnes per year capacity. The expansion will consume bauxite from a new source, Mineração Vera Cruz mine, located in the Paragominas region in the State of Para. The expansion project will be completed in mid-2006.

"Aker Kvaerner is very pleased to partner with Logos to participate in Alunorte's alumina refinery expansion program," *said Jim* McGrath, President of Aker Kvaerner's global Mining & Metals business. "Our team will provide a strong combination of worldwide and local project management and project controls expertise for this important project."

Alunorte is a private company formed by a group of strategic partners including the Brazilian companies Companhia Vale do Rio Doce S.A. (CVRD) and Companhia Brasileira de Alumínio

www.akerkvaerner.com

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Aker Ostsee announces contract for container vessel

Aker MTW Werft, a part of Aker Ostsee in Germany, today announced a new contract for delivery of one container vessel to the German ship owner Reederei Thomas Schulte GmbH & Co. KG in Hamburg. The contract value of the new vessel is about 37.5 million USD (incl. subsidies according to EU's Temporary Defense Mechanism). *7 Jan 04*

Aker Kvaerner owns 40 percent of Aker Ostsee, and books the results as earnings in associated companies. The orders are not included in Aker Kvaerner's order reserve. Aker Ostsee's *press release* is enclosed.

ATTACHMENTS

Press Release

Contract for LNG terminal in the Adriatic Sea

Aker Kvaerner has been awarded a contract to perform front-end engineering design (FEED) work for a liquefied natural gas (LNG) receiving terminal in the North Adriatic Sea. The FEED contract is worth around USD 21 million

6 Jan 04

"When approved, this will be the first offshore concrete LNG terminal in the world. A number of similar prospects are being considered. With our recent awards in the US and now in Europe, we believe we are well positioned in this new market," said *executive vice president Simen Lieungh in* Aker Kvaerner.

The terminal will be located 17 km from shore in waters 29 metres deep. The terminal will receive LNG shipped mainly from Qatar, regassify the products, and feed the gas through pipeline to the Italian gas distribution network.

The terminal has a storage capacity of 250,000 cubic metres in tanks in the concrete substructure, and it can regassify approximately 6 million metric tons of LNG per year.

"We have designed and built concrete gravity base structures for rough North Sea waters for three decades in Norway, and our Houston organisation has broad experience in the design of LNG regassification plants. On the Adriatic LNG Terminal we will combine these skills in a completely new application. This is truly an exciting opportunity for us," Lieungh says.

The partners in the Adriatic LNG Terminal project include ExxonMobil and Qatar Petroleum, each with a 45 per cent interest, and Edison, a major Italian energy company, which owns the *remainng 10 percent interest. The FEED contract is signed by* Aker Kværner Contracting AS, a company within the Aker

Kvaerner group

ENDS

For further information, please contact:
Media:
Geir Arne Drangeid, SVP Group Communications, Aker Kværner ASA Tel: +47 913 10 458
Investor relations:
Tore Langballe, VP Group Communications, Aker Kværner ASA, Tel: +47 67 51 31 06

Aker Kværner ASA is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries. The Aker Kvaerner group consists of many legally independent entities, constituting their own separate identities. Aker Kvaerner is used as the common brand or trademark for most of these entities

Aker Kværner Contracting AS is a contracting entity, tailormade to execute EPCM (Engineering, Procurement and Construction Management) and EPC (Engineering, Procurement and Construction) contracts worldwide. Focus regions are FSU, selected Middle East countries, West of Africa and Brazil. Aker Kvaerner Contracting's business idea is to capitalise on Aker Kvaerner technology and know-how. Hence Aker Kvaerner Contracting provides Project Management, Concept development, Engineering and Procurement, by utilising the combined Aker Kvaerner Field Development competence. External specialist partners and partners being local to the Project Country or Region perform detail engineering and construction work.

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

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Contract for LNG terminal in the Adriatic Sea

Aker Kvaerner has been awarded a contract to perform front-end engineering design (FEED) work for a liquefied natural gas (LNG) receiving terminal in the North Adriatic Sea. The FEED contract is worth around USD 21 million

6 Jan 04

"When approved, this will be the first offshore concrete LNG terminal in the world. A number of similar prospects are being considered. With our recent awards in the US and now in Europe, we believe we are well positioned in this new market," said executive vice president Simen Lieungh in Aker Kvaerner.

The terminal will be located 17 km from shore in waters 29 metres deep. The terminal will receive LNG shipped mainly from Qatar, regassify the products, and feed the gas through pipeline to the Italian gas distribution network.

The terminal has a storage capacity of 250,000 cubic metres in tanks in the concrete substructure, and it can regassify approximately 6 million metric tons of LNG per year.

"We have designed and built concrete gravity base structures for rough North Sea waters for three decades in Norway, and our Houston organisation has broad experience in the design of LNG regassification plants. On the Adriatic LNG Terminal we will combine these skills in a completely new application. This is truly an exciting opportunity for us," Lieungh says.

The partners in the Adriatic LNG Terminal project include ExxonMobil and Qatar Petroleum, each with a 45 per cent interest, and Edison, a major Italian energy company, which owns the remainng 10 percent interest. The FEED contract is signed by Aker Kværner Contracting AS, a company within the Aker

Kvaerner group

ENDS

For further information, please contact:
Media:
Geir Arne Drangeid, SVP Group Communications, Aker Kværner ASA Tel: +47 913 10 458
Investor relations:
Tore Langballe, VP Group Communications, Aker Kværner ASA, Tel: +47 67 51 31 06

Aker Kværner ASA is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries. The Aker Kvaerner group consists of many legally independent entities, constituting their own separate identities. Aker Kvaerner is used as the common brand or trademark for most of these entities

Aker Kværner Contracting AS is a contracting entity, tailormade to execute EPCM (Engineering, Procurement and Construction Management) and EPC (Engineering, Procurement and Construction) contracts worldwide. Focus regions are FSU, selected Middle East countries, West of Africa and Brazil. Aker Kvaerner Contracting's business idea is to capitalise on Aker Kvaerner technology and know-how. Hence Aker Kvaerner Contracting provides Project Management, Concept development, Engineering and Procurement, by utilising the combined Aker Kvaerner Field Development competence. External specialist partners and partners being local to the Project Country or Region perform detail engineering and construction work.

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

Aker Kvaerner Successfully Completes Major PTA Project in China

Aker Kvaerner has successfully completed the performance tests for the new 450,000 tonnes per annum Pure Terephthalic Acid (PTA) plant for Sinopec Yizheng Chemical Fibre Company in Yizheng, Jiangsu Province, People's Republic of China. PTA is used globally as a key ingredient in the manufacture of polyester fibres, resins and films. *5 Jan 04*

The plant, which has been in commercial operation since July 2003, surpassed all of the quantity and quality guarantees at the first attempt. The plant has been engineered, procured, and constructed by an integrated team from Sinopec, Aker Kvaerner and DuPont working closely together. The project commenced in 2001 and utilised DuPont's advanced and proven PTA technology.

Wim van der Zande, President of AK Process, said, "The combined resources of Sinopec, Aker Kvaerner and DuPont have enabled the team to carry out this project in the shortest possible time whilst meeting all of the international requirements for safety and quality. This plant will make a significant impact on the availability of locally produced, high quality PTA. This is a project that we can all be justifiably proud to be involved with and we look forward to further successful co-operation on future projects."

Aker Kvaerner is currently working on several other PTA projects including the expansion of a PTA plant at Wilton, Teesside in the United Kingdom, for DuPont Sabanci Polyester Europe B.V. (DuPontSA). Indian Oil Corporation also recently awarded Aker Kvaerner the contract to provide engineering and technical procurement services for its 550,000 tpa PTA plant in India.

"Aker Kvaerner has immense experience in the execution of

projects utilising the DuPont PTA technology. Starting in 1985 with the first-ever such plant, we have carried out projects around the world for both DuPont and its licensees. PTA plants which we have executed represent around 20 per cent of the world PTA production capacity," added Wim van der Zande.

ENDS

For further information please contact:
Media: Vanessa Mourant, Aker Kvaerner, London, UK: Tel : +44 (0)20 7339 1064, Mobile: +44 (0)7771 806566 or
Tony Luetchford, Aker Kvaerner, Portsmouth, UK: Tel: +44 (0) 1489 611111

1. **Aker Kværner ASA** is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries. The Aker Kvaerner group consists of many legally independent entities, constituting their own separate identities. Aker Kvaerner is used as the common brand or trademark for most of these entities.
www.akerkvaerner.com

2. **AK Process** is a trading name of Kvaerner E&C UK Ltd, the legal entity responsible for the execution of the work.. AK Process is one of the core businesses of the Aker Kvaerner group in Europe. AK Process serves the chemicals and polymers, refining and onshore oil & gas industries. It provides the full life cycle of a project from concept studies, through to design, engineering, project management, delivery of process technologies, procurement, construction and maintenance services. As a pure project execution/EPC specialist, AK Process can provide customers with strategic 'one-off' services or full turnkey solutions under a single project management control.

We work with our customers in the development of major technological innovations, having participated in the conceptualisation and implementation of ideas, which are the foundation for world-class production facilities.

3. **PTA** is a fine white, free-flowing powder produced by a two-stage process in which paraxylene is initially oxidized in the presence of air and a catalyst/acetic acid to produce a crude

intermediate. This, in turn, is purified using hydrogen reduction to yield the final product, which is well above 99.9 percent pure. Whether used alone in polyester fibres or in blends with natural and other synthetic fibres, PTA helps to provide an easy care fabric. PTA is also used in polyester bottles and also films, which have a wide variety of uses including photographic film, and audio, video and data storage tapes.



Investigation Committee's Report published

The Investigation Committee which examined the administration of Kværner ASA (now Aker Kværner ASA) in the period 1 July 1998 to 4 December 2001 has made its final report to the board of directors. *22 Dec 03*

RELEVANT INFORMATION

Full Investigation report

The report criticises the old Kvaerner's boards and corporate management, but does not give grounds for legal action against Aker Kværner ASA. Aker Kvaerner has noted the contents of the report.

The Investigation Committee has objections to the handling of a number of accounting write-downs and provisions made during the period in question, and believes that Kvaerner's former boards and corporate management created an incorrect picture of developments within the group.

Through communications with the stockmarket and announcements to the media, the impression was created that the group had left its problems behind. Strategies and growth ambitions were also expressed which were unrealistic in relation to the company's actual financial position.

Oslo Stock Exchange assessed on its own initiative the information provided by Kværner ASA to the market in connection with the group's liquidity crisis in autumn 2001. In March 2002, Oslo Stock Exchange concluded that Kværner ASA had breached its duty of disclosure under the Stock Exchange Regulations, and fined the company NOK 560,000 for the violations.

The Investigation Committee's report does not, in the company's opinion, provide any factual evidence for legal action to be brought against Aker Kvaerner. However, the possibility cannot be excluded that shareholders and others able to demonstrate that

have incurred losses may claim damages from former board members and executives.

Since refinancing in the winter of 2001/2002, Aker Kværner ASA has developed in a positive direction. With its new shareholder structure, new board of directors and new corporate management, the company has made considerable changes in the group's organisation and management.

For further information, please contact:
Media:
Geir Arne Drangeid, SVP Group Communications, Aker Kvaerner.
Tel: +47 913 10 458

Investor relations:
Tore Langballe, Vice President, Aker Kvaerner, Group Comms.
Tel: +47 67 51 31 06

The report, and more information on the composition of the Investigation Committee, its mandate and proceedings, is available on Aker Kvaerner's website at www.akerkvaerner.com.



Aker Kvaerner to clean the Ekofisk tank

Oslo, 22 December 2003: In the spring of 2003, Aker Kvaerners subsidiary, Aker Kvarner Offshore Partner in Stavanger, Norway, was awarded the pre-engineering contract to do clean the nine storage cells in the Ekofisk tank for ConocoPhillips. Aker Kvaerner Offshore Partner has now been given the contract to the actual cleaning work.

22 Dec 03

The storage cells in the Ekofisk tank are filled with water. In the bottom of the cells, there are sediments, and on the top there is a mix of oil and wax, all of which will be removed and deposited.

ENDS

For further information, please contact:

Media:
Alf Terje Myklebust, Aker Kværner, Tel: +47 917 53 442

Investor relations:
Tore Langballe, Vice President Investor Relations, Aker Kværner ASA, Tel: +47 67 51 31 06

Aker Kværner ASA is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has

12g3 number 82-3745

aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries.

MMO Europe (*Maintenance, Modifications and Operations*) is responsible for the Aker Kvaerner's MMO competencies and capacities, serving the Norwegian and UK Continental Shelf, and supporting selected international initiatives. The core competencies are turn-key deliveries offshore modifications, long term on- and offshore modification and maintenance contracts, inspection, operation and operations support, offshore removal and de-construction and subsurface advisory. MMO Europe has approximately 6,000 employees, including 2,600 engineers.

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

New owners for the Rosenberg Yard

Oslo, 19 December 2003: A group of local investors have signed an agreement to acquire Kværner Rosenberg AS from Aker Kvaener. The transaction will be concluded by 1 March 2004. *19 Dec 03*

The new group of owners comprises Melberg Partners, Technor ASA, Mento AS, SAR AS and IKM. Aker Kværner will still own a minority part of 18 percent of the company.

Neither the buyer nor the seller wants to disclose the commercial terms for the transaction.

ENDS

For further information, please contact:

Media:
Geir Arne Drangeid, SVP Group Communications, Aker Kværner ASA, Tel: +47 67 51 30 36

Investor relations:
Tore Langballe, Vice President Investor Relations, Aker Kværner ASA, Tel: +47 67 51 31 06

Melberg Partners AS, Ole Melberg, Tel.: +47952 26 030

Aker Kværner ASA is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries.

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

12g3 number 82-3745



Aker Kvaerner wins recovery boiler contract in Chile

19 December 2003 - Kvaerner Power Oy has signed a contract for the supply of a large recovery boiler in Chile. The order is valued at approximately EUR 30 million. *19 Dec 03*

Kvaerner Power will supply a large RECOX(TM) recovery boiler to Celulosa Arauco y Constitución S.A.'s greenfield pulp mill in Itata, Central Chile. The recovery boiler will be completed by the end of 2005. The Itata mill will produce market pulp from eucalyptus and pine.

Celulosa Arauco y Constitución, the biggest pulp producer in Chile with three mills in Chile and one in Argentina, has chosen Kvaerner Power as its boiler supplier four times during the last 24 months.

For the first phase of Arauco's Itata mill Kvaerner Power is supplying a HYBEX® power boiler to be installed during 2004.

For Arauco's new pulp mill in Valdivia, southern Chile, Kvaerner Power has earlier supplied two boilers and other pulp mill equipment. The pulp mill is scheduled to start up in January 2004.

The new Itata mill's recovery boiler supply involves the joint resources of Kvaerner Power's units in Finland, Sweden and the USA.

ENDS

For further information, please contact:
Media:
Geir Arne Drangeid, SVP Group Communications, Aker Kvaerner.
Tel: +47 913 10 458

Terttu Tuominen, Communications Manager, Kvaerner Power, Tampere, Finland: Tel : +358 (0)20 141 2440 or +358 (0)40 501 1415

Investor relations:
Tore Langballe, Vice President Investor Relations, Aker Kvaerner.
Tel: +47 67 51 31 06

Aker Kværner ASA is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries.

E&C Europe specialises in the provision of process technology, engineering studies (including bankable feasibility and environmental studies), total project management, engineering and design, procurement, construction, commissioning and maintenance services. With nearly 5,000 people based largely from Europe, E&C serves a number of industrial sectors: refining and petrochemicals, pharmaceuticals & biotechnology, onshore oil & gas, power generation, chemical pulping, nuclear, water, and mining and metals.

Kvaerner Power is the leading chemical recovery equipment supplier in the world with its 300 recovery boilers and 300 evaporation unit deliveries. With the trend towards bigger pulp mills, recovery boiler capacities have increased in the past forty years. Kvaerner Power has designed and manufactured the world's largest recovery units. Kvaerner Power is also a pioneer in large scale fluidized bed combustion for pulp and paper industry and power producers. Approximately 200 boilers in operation testify to the expertise in fluidized bed technology with demanding fuels.



Aker Kvaerner wins major contract for board mill in Sweden

15 December 2003 - Kvaerner Power has signed a contract for the supply of equipment, machinery and services to Stora Enso's Skoghall Mill in Sweden, worth a combined total of more than EUR 100 million. *15 Dec 03*

Stora Enso is modernizing its Skoghall board mill located in Central Sweden to ensure the cost effective production and to achieve world class environmental and energy efficiency performance.

Kvaerner Power will supply a new RECOX(TM) recovery boiler rated at 2,200 tons dry solids/day.

The mill's present evaporation plant will be replaced with a new EVAPSTM evaporation plant from Kvaerner Power. It is designed for evaporation of black liquor and liquor from the CTMP process and the total evaporation capacity will be 750 tons of water/hour. The plant will use TUBEL® technology as well as conventional falling film technology.

Skoghall mill's strong odorous gases will be burned in Kvaerner Power's NCG treatment system (Non-Condensable Gas) whereas weak gases will be burned in the new recovery boiler.

The mill's existing oil fired boiler will be converted to a bubbling fluidized bed boiler to burn biofuels such as bark, forest residue and sawmill waste. The new power boiler will produce energy for the mill's processes with a thermal capacity of 136 MW.

The recovery boiler and evaporation plant will be completed by autumn 2005 and the power boiler conversion will be commissioned in the summer of 2006.

12g3 number 82-3745

The supply involves the joint resources of Kvaerner Power's units in Sweden and Finland.

ENDS

For further information, please contact:

Media:
Geir Arne Drangeid, SVP Group Communications, Aker Kværner ASA
Tel: +47 913 10 458

Terttu Tuominen, Communications Manager, Kvaerner Power, Tampere, Finland:
Tel : +358 (0)20 141 2440 or +358 (0)40 501 1415

Investor relations:
Tore Langballe, Vice President ,Investor Relations, Aker Kværner ASA.
Tel: +47 67 51 31 06

Aker Kværner ASA is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries.

E&C Europe specialises in the provision of process technology, engineering studies (including bankable feasibility and environmental studies), total project management, engineering and design, procurement, construction, commissioning and maintenance services. With nearly 5,000 people based largely from Europe, E&C serves a number of industrial sectors: refining and petrochemicals, pharmaceuticals & biotechnology, onshore oil & gas, power generation, chemical pulping, nuclear, water, and mining and metals.

Kvaerner Power is the leading chemical recovery equipment supplier in the world with its 300 recovery boilers and 300 evaporation unit deliveries. With the trend towards bigger pulp mills, recovery boiler capacities have increased in the past forty years. Kvaerner Power has designed and manufactured the world's largest recovery units. Kvaerner Power is also a pioneer in large scale fluidized bed combustion for pulp and paper industry

and power producers. Approximately 200 boilers in operation testify to the expertise in fluidized bed technology with demanding fuels.

AKER KVÆRNER

New leaders for Aker Kvaerner in Chile and Canada

SAN RAMON, CA 12 December 2003: Aker Kvaerner, the international engineering and construction group, has appointed David Lawson and Donald Gale to lead its Mining & Metals offices in Santiago, Chile and Toronto, Canada, respectively. *12 Dec 03*

Dave Lawson joined the organisation in 1981 and recently held positions such as Director of Project Services and Director of Engineering in Aker Kvaerner's office in San Ramon, California, and Vice President of Operations in the company's office in Santiago. He holds a Masters degree in Project Management from Cranfield University.

Don Gale, former Director of Technology in the San Ramon office, joined the organisation in 1988 and has more than 30 years of industry experience, with special expertise in process technologies for base metals and gold.

Both Dave and Don will report to Jim McGrath, President of Aker Kvaerner's worldwide Metals business, which provides project management, studies, engineering, procurement, construction, and plant start-up services to the mining and metals industry on a global basis.

For further information:

Aker Kvaerner, San Ramon, California: Jason Cohen, Manager of Marketing and Communications,
+1 925 244 6064

***Aker Kværner ASA** is through its subsidiaries and affiliates ("Aker Kvaerner") a leading global provider of engineering and construction services, technology products and integrated*

solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 29,000 employees in more than 30 countries.

***Oil, Gas, Process & Energy** executes technology development, engineering and construction services for industries as diverse as Oil & Gas Onshore and Offshore Developments, Chemicals & Polymers, Pharmaceuticals, Government Services, and Mining & Metals. Our broad range of technical expertise and program services has been molded to support the life cycles of the industrial and technology-based companies that form the backbone of our economy.*

***Metals** serves mining and mineral processing companies by providing studies, project management, EPC, EPCM, commissioning and start-up services. Full service offices are located in San Ramon, California and Pittsburgh, Pennsylvania in the United States; Santiago, Chile; and Toronto, Canada. Aker Kvaerner Bowen, based in Salt Lake City, Utah, specialises in plant start-up and services to operating plants. Services to the Metals industry are also provided by AK Engineering Services in Europe and Aker Kvaerner Australia. These three organisations work closely together in support of our clients.*

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